Exhibit 99.1

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash	$23,972	947,588
Restricted cash	2,069,753	2,124,655
Contracts receivable, net	24,750,360	24,669,365
Accounts receivable, net	2,415,761	2,655,845
Notes receivable	-	81,611
Retainage receivables, net	3,151,799	3,146,986
Inventories	388,233	365,480
Prepayments and advances to suppliers, net	4,114,266	3,568,003
Other receivables, net	1,364,635	767,681
Prepaid expenses and other current assets+	167,182	94,539
TOTAL CURRENT ASSETS	38,445,961	38,421,753

Property and equipment at cost, net of accumulated depreciation	12,088,140	12,515,894
Land use right, net of accumulated amortization	941,982	969,339
Deposits - long term	43,700	43,633
Equity investment	3,070,520	3,054,090
Deferred tax assets	1,651,489	1,648,967
TOTAL ASSETS	$56,241,792	$56,653,676

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term loans	$1,310,998	$1,698,058
Notes payable	1,981,790	2,117,382
Accounts payable	1,481,822	1,361,687
Accrued expenses and other current liabilities	2,470,812	2,112,472
Other loan payable-current	166,892	177,291
Advances from customers	3,065,968	3,131,337
Taxes payable	9,145,816	9,085,746
Due to related parties	347,634	-
TOTAL CURRENT LIABILITIES	19,971,732	19,683,973

Other loan payable - long term	136,275	212,351
TOTAL LIABILITIES	20,108,007	19,896,324

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 8,491,177 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	8,491	8,491
Class B common stock, $0.001 par value, 10,000,000 shares authorized, 7,778,400 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	7,778	7,778
Additional paid-in capital	13,361,447	13,361,447
Retained earnings	24,055,426	24,732,777
Accumulated other comprehensive (loss)	(1,299,357)	(1,353,141)
TOTAL SHAREHOLDERS’ EQUITY	36,133,785	36,757,352

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$56,241,792	$56,653,676

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Six Months Ended June 30,
	2019	2018
REVENUE
Installation service	$907,332	$7,580,749
Fluid equipment sales	4,722,986	2,754,317
	5,630,318	10,335,066
COST OF REVENUE
Cost of product and services	5,021,235	6,655,247
Business and sales related taxes	33,081	124,575

GROSS PROFIT	576,002	3,555,244

OPERATING EXPENSES
General and administrative expenses	630,747	1,801,033
Selling expenses	151,174	281,169
Bad debt expenses	240,524	2,595,677
Research and development expenses	171,967	-
Total operating expenses	1,194,412	4,677,879

LOSS FROM OPERATIONS	(618,410)	(1,122,635)

OTHER INCOME (EXPENSE)
Other income, net	36,051	1,736
Interest expense	(111,422)	(56,314)
Income from investment	16,430	-
Total other expense, net	(58,941)	(54,578)

LOSS BEFORE INCOME TAXES	(677,351)	(1,177,213)

PROVISION FOR INCOME TAXES	-	391,892

NET LOSS	$(677,351)	$(1,569,105)

OTHER COMPREHENSIVE LOSS
Foreign currency translation income (loss)	53,784	(534,234)

COMPREHENSIVE LOSS	$(623,567)	$(2,103,339)

Basic and diluted loss per common share
Basic and diluted	$(0.04)	$(0.10)

Weighted average number of shares outstanding
Basic and diluted	16,269,577	15,427,622